  Exhibit 99.1

High Tide to Open First Canna Cabana in Kingston, Ontario

CALGARY, AB, Oct. 24, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 97 Bath Road, Kingston, Ontario, will begin selling recreational cannabis products and consumption accessories for adult use as of 4:20 PM on October 31st, 2024. This opening will mark High Tide's 186th Canna Cabana branded retail cannabis location in Canada, the 72nd in the province of Ontario and the first in Kingston.

Kingston is home to three major Canadian post-secondary institutions: Queen's University, the Royal Military College of Canada and St. Lawrence College. Two hours from Toronto, Kingston is situated on the banks of Lake Ontario and is a city steeped in Canadian history. This Canna Cabana opens in a robust power centre, surrounded by anchor tenants such as a major pharmacy chain, a Canadian pet retailer, and a prominent Canadian home improvement and auto repair chain. A short drive from the Queen's University campus, it is a destination shopping centre for students and residents, with a population density of over 50,000 within a three-kilometer radius.

"After 6 years of legalization, we are still expanding into markets where our Canna Cabana brand doesn't yet have presence. This presents an excellent opportunity for the growth of our ELITE & Cabana Club community. Expanding into Kingston, a city with over 30,000 post-secondary students, fits this strategy well, as does the fact that this new store is located within a major power centre next to well-established Canadian retail giants," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Our focus on quality organic growth remains a key part of our sustainable business strategy to ensure we are creating lasting value for shareholders. I look forward to announcing the launch of several more Cabanas to close out this calendar year", added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 186 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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1 As reported by ATB Capital Markets based on store counts as of February 8, 2024

CONTACT INFORMATION

Media Inquiries

Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries

Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to opening future stores in prime power centre locations and the launch of more stores this calendar year. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 24-OCT-24